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TELEPHONE: +1-212-455-2000
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DIRECT DIAL NUMBER
(212) 455-3492

E-MAIL ADDRESS
aderamonlaca@stblaw.com

16004767

June 24, 2016

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, CD 20549-3628

Re: Submission of Amendment No. 1 to Form CB by Empresa Nacional de Telecomunicaciones S.A.

Ladies and Gentlemen:

We are writing on behalf of our client Empresa Nacional de Telecomunicaciones S.A, a corporation organized under the laws of the Republic of Chile ("Entel"), to furnish with the Securities and Exchange Commission Entel's Amendment No. 1 to Form CB enclosed herewith in connection with Entel's rights offering made in the United States in reliance upon the exemption provided in Rule 801 under the Securities Act of 1933.

Please do not hesitate to contact me (212-455-3492) with any questions you may have regarding the above.

Very truly yours,

Alejandro de Ramon-Laca

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Empresa Nacional de Telecomunicaciones S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company's Names into English (if applicable))

Chile

(Jurisdiction of Subject Company's Incorporation or Organization)

Empresa Nacional de Telecomunicaciones S.A.

(Names of Person(s) Furnishing Form)

Common Shares of Empresa Nacional de Telecomunicaciones S.A.

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Felipe Ureta Prieto
Costanera Sur 2760, 21st Floor
Las Condes
Santiago, Chile
Tel.: 56-22 360-3064

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

David L. Williams
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

June 23, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

This Form CB comprises pages numbered 1 to 3 consecutively and the exhibits set forth under (a) below.

(a) The following documents are attached as exhibits to this Form CB:

Exhibit number	Description
99.1*	English translation of the Spanish language notice to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).
99.2*	English translation of the Spanish language letter to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).
99.3	English translation of the Spanish language notice to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of the commencement of the rights offering pursuant to Article 26 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).

* Previously submitted

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included on the outside cover page of the documents attached as exhibits hereto.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Empresa Nacional de Telecomunicaciones S.A. filed with the Commission a written irrevocable consent and power of attorney on Form F-X on June 20, 2016.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.

By ________________________

Name: Felipe Ureta Prieto
Title: Chief Financial Officer

Date: June 24, 2016

EXHIBIT INDEX

Exhibit number	Description
99.1*	English translation of the Spanish language notice to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).
99.2*	English translation of the Spanish language letter to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).
99.3	English translation of the Spanish language notice to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of the commencement of the rights offering pursuant to Article 26 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).

* Previously submitted

Exhibit 99.3

NOTICE TO U.S. HOLDERS OF COMMON STOCK OF EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.

THE RIGHTS (THE "RIGHTS") TO SUBSCRIBE FOR SHARES OF COMMON STOCK OF EMPRESA NACIONAL DE TELECOMUNICACIONES S.A. ("ENTEL") (THE "SHARES"), AND THE NEW SHARES ISSUABLE UPON THE EXERCISE OF SUCH RIGHTS, HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE SHARES ISSUABLE UPON EXERCISE OF THE RIGHTS MAY NOT BE OFFERED, SOLD OR SUBSCRIBED FOR (I) WITHIN THE UNITED STATES, EXCEPT IN A TRANSACTION THAT IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (II) OUTSIDE THE UNITED STATES, EXCEPT PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS.

THE RIGHTS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED BY ANY HOLDER OF COMMON STOCK ENTITLED THERETO, DIRECTLY OR INDIRECTLY, EXCEPT OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THIS RIGHTS OFFERING IS MADE FOR THE SECURITIES OF A CHILEAN COMPANY. THE OFFER IS SUBJECT TO CHILEAN DISCLOSURE REQUIREMENTS THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS OFFERING DOCUMENT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS AND MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN CHILE, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CHILE. YOU MAY NOT BE ABLE TO SUE ENTEL OR ITS OFFICERS OR DIRECTORS IN A CHILEAN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL ENTEL, ITS OFFICERS OR DIRECTORS AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

UNTIL 40 DAYS FOLLOWING THE LATER OF (I) THE COMMENCEMENT OF THE SUBSCRIPTION PERIOD FOR THE RIGHTS OFFERING AND (II) THE COMMENCEMENT OF ALLOCATIONS TO INVESTORS IN CONNECTION WITH THE SUBSEQUENT AUCTION OFFERING, IF ANY, OF SHARES UNDERLYING UNEXERCISED RIGHTS IN CHILE, AN OFFER OR SALE OF THE SHARES WITHIN THE UNITED STATES BY A BROKER OR DEALER (WHETHER OR NOT IT IS PARTICIPATING IN THE RIGHTS OFFERING) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[ENGLISH TRANSLATION OF ORIGINAL]

FORMAT OF NOTICE THAT BEGINS THE PREFERENCE OPTION PERIOD

EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.
"ENTEL-CHILE S.A."
SECURITIES REGISTRY NUMBER 0162
SHARE ISSUANCE

a) The Extraordinary Shareholders' Meeting for Empresa Nacional de Telecomunicaciones S.A. (hereinafter referred to as "the Company"), held April 28, 2016, the minutes of which were registered on May 2, 2016, at the public notary N° 37 of Santiago, by Nancy de la Fuente Hernández, approved a capital raise amounting to CLP 357,500,000,000, through the issuance of 71,500,000 shares with no par value. Furthermore, in the extraordinary meeting it was approved that 1,500,000 shares, amounting to CLP 7,500,000,000, that is 2.1% of the issuance, would be allocated to an employee compensation plan. However, the actual number of shares that will be effectively allocated to the compensation plan depends on the total number of shares underwritten, according to article 24 of Law number 18,046.

The aforementioned minutes were recorded in the Registry of Commerce of Santiago folio 31,475 N° 17,468, on May 4, 2016, and published in the Chilean Official Journal N° 41,450, on May 5, 2016.

b) The Chilean Securities Commission, on June 16, 2016, recorded in the Securities Registry N° 1037, the issuance of 71,500,000 shares, of single class and no par value, for a total amount of CLP 357,500,000,000, charged to the share capital account. It is noted that in meetings held May 2 and June 6, 2016, the Company's Board of Directors approved the issuance of 1,500,000 shares to be allocated to an employee compensation plan, in addition to a total of 64,814,815 shares to be offered preferably to shareholders.

The shares not allocated to the employee compensation plan, which are 64,814,815 shares which correspond to an aggregate of CLP 324.074.075.000, will be offered with preference to shareholders. The period for the share issuance, underwriting and funding is three years, starting as of April 28, 2016. The remaining shares which are issued pursuant to the capital raise recorded in the Securities Registry must be issued, subscribed and paid within the aforementioned period.

c) Shareholders registered in the respective registry as of June 17, 2016 will have the right to subscribe the shares.

d) This notice signals the commencement of the preference option period, which will last for 30 days, until July 22, 2016.

e) The notice that communicated which shareholders have a right to preferentially acquire the shares of the capital raise was published in the local newspaper "*El Mercurio*" on June 17, 2016.

CHIEF EXECUTIVE OFFICER